Exhibit 99.1

Lucas to Discuss Fiscal Year 2023 Financial Results on April 29, 2024 After Market Closes

Conference call will be held on, Monday, April 29, 2024 at 4:30 pm ET

New York, April 29, 2024 —Lucas GC Limited (NASDAQ: LGCL) (“Lucas” or the “Company”), an artificial intelligence (the “AI”) technology-driven Platform-as-a-Service (the “PaaS”) company currently focusing on offering human capital management services, announced that it will report financial results for the fiscal year ended December 31, 2023, later today, Monday, April 29, 2024, after the market closes. The Company has scheduled a conference call on the same day, Monday, April 29, 2024, at 4:30 p.m. ET, to review the results.

FY 2023 Conference Call Details

Date and Time: Monday, April 29, 2024, at 4:30 p.m. ET

Call-in Information: Interested parties can access the conference call by dialing (844) 836-8745 or (412) 317-6797.

Webcast: Interested parties can access the conference call via a live webcast, which is available in the Investor Relations section of the Company’s website at https://ir.lucasgc.com/ or at https://app.webinar.net/mDz45GVdeZl. For participants listening through the webcast, questions can be sent in through the portal using the “Ask a Question” link or by emailing questions to blum@lythampartners.com.

Replay: A teleconference replay of the call will be available until May 6, 2024 at (877) 344-7529 or (412) 317-0088, replay access code 9832113.

About Lucas GC Limited

Lucas GC Limited, an AI technology-driven PaaS company currently focusing on offering human capital management services, is the largest AI technology-driven online agent-centric human capital management service provider targeting professionals based on PaaS in China in terms of the number of active users in the human resources industry as of June 30, 2022 and total net revenues for the year ended December 31, 2021. As a company empowered by artificial intelligence, data analytics, and blockchain technologies, Lucas is committed to digitalizing and intellectualizing the entire human capital management process. Lucas provides a platform to support trusted private social networks of professionals, through which it provides services consisting of recruitment services, outsourcing services, and other services such as information technology services and training services. The Company’s users are primarily professionals who work in human resources related functions. The Company’s corporate customers are corporations with recruitment, training, sales leads generation and outsourcing demands. For more information, please visit: https://www.lucasgc.com/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute ‘forward-looking statements.’ The words ‘anticipate,’ ‘believe,’ ‘continue,’ ‘could,’ ‘estimate,’ ‘expect,’ ‘intend,’ ‘may,’ ‘plan,’ ‘potential,’ ‘predict,’ ‘project,’ ‘should,’ ‘target,’ ‘will,’ ‘would’ and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions. Any forward-looking statements contained in this press release speak only as of the date hereof, and Syra Health specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For Investor Inquiries:

Ben Shamsian

Vice President

Lytham Partners, LLC

646-829-9701

shamsian@lythampartners.com